UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on May 21, 2026: Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2026 and Declares Quarterly Common Stock Dividend.

This Report on Form 6-K (which includes Exhibit 1), excluding the commentary by Chief Executive Officer Aristides Pittas and Chief Financial Officer Tasos Aslidis, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: May 21, 2026	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2026 and Declares Quarterly Common Stock Dividend

Maroussi, Athens, Greece – May 21, 2026 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three-month period ended March 31, 2026 and declared a common stock dividend.

First Quarter 2026 Financial Highlights:

•

Total net revenues of $55.8 million. Net income of $32.5 million or $4.67 and $4.65 earnings per share basic and diluted, respectively. Adjusted net income1 for the period was $32.9 million or $4.72 and $4.70 per share basic and diluted, respectively.

•

Adjusted EBITDA1 was $40.9 million.

•

An average of 21.0 vessels were owned and operated during the first quarter of 2026 earning an average time charter equivalent rate of $30,354 per day.

•

Declared a quarterly dividend of $0.80 per share for the first quarter of 2026 payable on or about June 16, 2026 to shareholders of record on June 9, 2026, as part of the Company’s common stock dividend plan.

•

 As of May 21, 2026 we had repurchased 480,460 of our common stock in the open market, representing about 6.8% of the outstanding shares, for a total of about $11.36 million, under the share repurchase plan of up to $20 million announced in May 2022. The Board approved the continuation of the share repurchase plan for a further year in May 2026 and will review it again after a period of twelve months.

Recent developments:

•

On May 4, 2026, Euroseas formed a joint venture with a group of investors represented by NRP Project Finance AS (“NRP Investors”) in relation to the ownership of the third 4,484 TEU vessel in the series of four 4,484 TEU vessels announced on August 25, 2025. The vessel, M/V Thrylos, is expected to be delivered in the first quarter of 2028.  Under the terms of the transaction, the NRP Investors will acquire a 49% ownership interest in the vessel for total consideration of approximately $12.2 million, including certain transaction structuring costs, with the assumption that the vessel will be financed with at least 60% of debt.

1 Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of Euroseas commented:

“We are pleased to report the financial results for one of the most profitable quarters of the last fifteen years. This was the result of our solid contracts at very profitable rates and low drydocking expenses incurred during the period. Throughout the first quarter of 2026 and in April and May 2026 to date, containership charter rates maintain their high levels. Container freight rates also maintained their level during the first quarter of 2026 and, subsequently, increased notably in April and May. Secondhand prices have remained elevated at near record levels since their recent peak in 2022.

“Our latest charter fixtures have confirmed the continuing strength of the market. With the last charters just announced today, we have $650m contracted revenues backlog over the next five years. Our coverage is over 90% for the rest of 2026, 88% for 2027 and 48% for 2028 ensuring that our profitability will remain strong regardless of the levels that expiring charters will be renewed at.

“During the first quarter of 2026, the shipping and macroeconomic environment we operate in has become even more uncertain due to the Iran war and the practical closure of the Strait of Hormuz. Although the near-term effect of these developments on shipping are positive due to the inefficiencies introduced in the transport of goods and the necessary vessel rerouting, the medium-term risks of increased inflation and world economic slowdown are negative factors for our industry. Other trade-related matters like the almost forgotten by now US imposed tariffs can only add to the overall uncertainty. In addition to the above, the containership market has to cope with an increasing orderbook across all segments. Still though, feeders and intermediate containerships are to face a much better supply side situation with their segment fleets likely to shrink over the next 2-3 years rather than grow as the great majority of the new orders are for larger vessels.

“We feel that the very high secondhand prices of containerships make the acquisition of secondhand vessels, less attractive. However, we feel that there is an opportunity to invest in building new vessels, the price of which is less volatile. We decided to expand our newbuilding program by adding four new shipbuilding contracts to our existing orderbook of six vessels bringing our total number of vessels on order to ten. This ten-vessel newbuilding program complements the previous nine-vessel newbuilding program we completed in early 2025. When all the ten vessels are delivered, we will have one of the youngest feeder and intermediate containership fleets amongst our peers.

“Finaly, I am also pleased to announce that our balance sheet strength and contracted revenues backlog provide us with sufficient comfort to increase the rewards to our shareholders by increasing our dividend by 6.7% to $0.80 per share providing an annualized yield of between 4.5-5% on the recent range our share price trades.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “Our revenues for the first quarter of 2026 are slightly decreased by approximately 1% compared to the same period of 2025. The Company operated an average of 21.0 vessels, versus 23.68 vessels during the same period last year. At the same time the average time charter rates our vessels earned in the first quarter of 2026 increased by 10.1% compared to the same period of last year. Net revenues amounted to $55.8 million for the first quarter of 2026 compared to $56.3 million for the first quarter of 2025.

“Total daily vessel operating expenses, including management fees, general and administrative expenses, but excluding drydocking costs, increased by approximately 5.0%, during the first quarter of 2026 compared to the same quarter of last year. This increase is mainly attributable to the softening of the USD which increases the dollar costs of our euro denominated costs.

“Adjusted EBITDA1 during the first quarter of 2026 was $40.9 million compared to $37.1 million achieved in the first quarter of last year.

“As of March 31, 2026, our outstanding bank debt (before deducting the unamortized loan fees) was $213.3 million, versus restricted and unrestricted cash of approximately $161.4 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $18.7 million (excluding the unamortized loan fees).”

First Quarter 2026 Results:

For the first quarter of 2026, the Company reported total net revenues of $55.8 million representing a 1% decrease over total net revenues of $56.3 million during the first quarter of 2025. On average, 21.0 vessels were owned and operated during the first quarter of 2026 earning an average time charter equivalent rate of $30,354 per day compared to 23.68 vessels in the same period of 2025 earning on average $27,563 per day. The Company reported net income for the period of $32.5 million, as compared to net income of $36.9 million for the first quarter of 2025.

Voyage expenses for the first quarter of 2026 amounted to $0.2 million remaining at the same levels compared to the same period of 2025 and related to owners’ expenses incurred in various ports.

Vessel operating expenses for the first quarter of 2026 amounted to $11.2 million as compared to $12.3 million for the same period of 2025. The decreased amount is due to the lower number of vessels owned and operated in the first quarter of 2026 compared to the corresponding period of 2025, partly offset by the increased cost in vessel supplies during the period, because of the war in Iran.

Vessel depreciation expense for the first quarter of 2026 amounted to $6.7 million compared to $8.0 million for the same period of 2025 due to the decreased number of vessels in the Company’s fleet.

Despite the decreased numbers of vessels owned and operated, related party management fees for the first quarter of 2026 were $2.0 million, at the same level compared to the first quarter of 2025. This was the result of the adjustment for inflation in the daily vessel management fee, effective from January 1, 2026, increasing it from 840 Euros to 875 Euros, and the softening of the euro/dollar exchange rate during the period, partly offset by the decreased number of vessels in the Company’s fleet.

In the first quarter of 2025, we recorded a $10.23 million gain on the sale of M/V “Diamantis” that was completed in January 2025. No such case existed in the first quarter of 2026.

In the first quarter of 2026 none of our vessels was drydocked. The total cost of $0.05 million for the quarter relates to supplies performed for upcoming drydocks. In the first quarter of 2025 two of our vessels completed extensive repairs afloat for a total cost of $1.8 million.

General and administrative expenses slightly decreased to $1.7 million in the first quarter of 2026, as compared to $1.8 million in the first quarter of 2025 due to decreased professional fees.

Other operating income of $0.16 million recognized in the first quarter of 2026 refers to a settlement and closure of a claim  with a charterer. No such case existed in the respective period of 2025.

Interest and other financing costs for the first quarter of 2026 amounted to $3.0 million. For the same period of 2025 interest and other financing costs amounted $3.9 million and the capitalized interest charged on the cost of our newbuilding program was $0.1 million. This decrease is due to the decreased benchmark rates of our loans and the decreased amount of debt in the current period compared to the same period of 2025.

For the three months ended March 31, 2026, the Company recognized a $0.3 million unrealized loss on its investments in equity securities. This was the result of an investment in equity securities with an initial cost of $20.0 million acquired in the first quarter of 2026 and fair valued at $19.7 million as of the end of the reporting period. This investment was made as part of the Company’s short-term cash and liquidity management strategy, in the context of which the Company also acquired debt securities of initial cost of $20.0 million and fair valued at $19.2 million as of March 31, 2026, classified as available-for-sale under US GAAP, for which an unrealized loss of $0.8 million was recorded in “Other comprehensive loss”.

For the three months ended March 31, 2025, the Company recognized a $0.17 million net loss on its interest rate swap contract, comprising a $0.07 million realized gain and a $0.24 million unrealized loss. The specific contract was closed within the year 2025 and no such case existed in the first quarter of 2026.

Adjusted EBITDA1 for the first quarter of 2026 was $40.9 million, compared to $37.1 million achieved for the first quarter of 2025.

Basic and diluted earnings per share for the first quarter of 2026 was $4.67 and $4.65, respectively, calculated on 6,962,481 basic and 6,990,935 diluted weighted average number of shares outstanding compared to basic and diluted earnings per share of $5.31 and $5.29, respectively for the first quarter of 2025, calculated on 6,958,137 basic and 6,974,994 diluted weighted average number of shares outstanding.

The adjusted earnings per share for the quarter ended March 31, 2026, would have been $4.72 and $4.70 per share basic and diluted, respectively, compared to adjusted earnings of $3.76 per share basic and diluted for the first quarter of 2025. Usually, security analysts include Adjusted Net Income in their determination of published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile as of May 21, 2026 is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
SYNERGY BUSAN (*)	Intermediate	50,727	4,253	2009	TC until Dec-27	$35,500
SYNERGY ANTWERP (*)	Intermediate	50,727	4,253	2008	TC until May-28	$35,500
SYNERGY OAKLAND (*)	Intermediate	50,788	4,253	2009	TC until May-26 then until Mar-29	$42,000 $33,500
SYNERGY KEELUNG (*)	Intermediate	50,697	4,253	2009	TC until Jun-28	$35,500
EMMANUEL P (*)	Intermediate	50,796	4,250	2005	TC until Sep-28	$38,000
RENA P (*)	Intermediate	50,765	4,250	2007	TC until Jul-28	$35,500
EM KEA (*)	Feeder	42,165	3,100	2007	TC until Jul-26 then until Jul-29	$19,000 $30,000
GREGOS (*)	Feeder	38,733	2,800	2024	TC until Mar-29	$30,000
TERATAKI (*)	Feeder	38,733	2,800	2024	TC until Jul-26 Then until Jun-29	$48,000 $30,000
TENDER SOUL (*)	Feeder	38,733	2,800	2024	TC until Oct-27	$32,000
LEONIDAS Z (*)	Feeder	38,733	2,800	2024	TC until May-26 Then until Apr-29	$20,000 $30,000
DEAR PANEL(*)	Feeder	38,733	2,800	2025	TC until Nov-27	$32,000
SYMEON P(*)	Feeder	38,733	2,800	2025	TC until Nov-27	$32,000
PEPI STAR(*)	Feeder	22,563	1,800	2024	TC until Jun-26	$24,250
EVRIDIKI G (+)	Feeder	34,654	2,556	2001	TC until Jun-26	$29,500
EM CORFU (*)	Feeder	34,649	2,556	2001	TC until Aug-26	$28,000
MONICA (*)	Feeder	22,563	1,800	2024	TC until May-27	$23,500
STEPHANIA(*)	Feeder	22,563	1,800	2024	TC until May-26	$22,000
EM SPETSES (*)	Feeder	23,224	1,740	2007	TC until Feb-28	$21,500
JONATHAN P (*)	Feeder	23,732	1,740	2006	TC until Oct-26	$25,000
EM HYDRA (*)	Feeder	23,351	1,740	2005	TC until May-27	$19,000
Total Container Carriers	21	786,362	61,144

Note: (*) TC denotes time charter. All dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment	TCE Rate ($/day)
ELENA (H1711)(**)	Intermediate	56,266	4,484	Q3 2027	TC until Jun-31	$35,500
NIKITAS G (H1712) (**)	Intermediate	56,266	4,484	Q4 2027	TC until Sep-31	$35,500
THRYLOS(YZJ-1768) (**) (***)	Intermediate	56,266	4,484	Q1 2028	TC until Feb-32	$35,500
SOCRATES CH (YZJ-1769) (**)	Intermediate	56,266	4,484	Q2 2028	TC until Apr-32	$35,500
DANAI (HCY- 438)	Feeder	35,100	2,798	Q2 2028
NENI (HCY- 439)	Feeder	35,100	2,798	Q3 2028
SPYROS CH (S-1170)	Feeder	23,850	1,781	Q2 2028
GAVROS (S-1171)	Feeder	23,850	1,781	Q3 2028
TONIS M (HCY - 440)	Feeder	35,100	2,798	Q4 2028
SWEET EVELINA (HCY-441)	Feeder	35,100	2,798	Q1 2029
Total vessels under construction	10	413,164	32,690

(**)

Charterer has the option to convert to a five-year charter at $32,500/day for the entire period.

(***)

The entity owning the vessel is 51% owned by Euroseas Ltd. and 49% by NRP Investors.

Summary Fleet Data:

	Three Months, Ended March 31, 2025	Three Months, Ended March 31, 2026
FLEET DATA
Average number of vessels (1)	23.68	21.0
Calendar days for fleet (2)	2,131.0	1,890.0
Scheduled off-hire days incl. laid-up (3)	19.8	-
Available days for fleet (4) = (2) - (3)	2,111.2	1,890.0
Commercial off-hire days (5)	-	-
Operational off-hire days (6)	16.0	-
Voyage days for fleet (7) = (4) - (5) - (6)	2,095.2	1,890.0
Fleet utilization (8) = (7) / (4)	99.2%	100.0%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.2%	100.0%

AVERAGE DAILY RESULTS (usd/day)
Time charter equivalent rate (11)	27,563	30,354
Vessel operating expenses excl. drydocking expenses (12)	6,676	6,989
General and administrative expenses (13)	835	900
Total vessel operating expenses (14)	7,511	7,889
Drydocking expenses (15)	849	24

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up, vessels committed for sale or vessels that suffered unrepaired damages, are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up, or vessels that were committed for sale or suffered unrepaired damages.

(4) Available days. We define available days as the Calendar days in a period net of scheduled off-hire days as defined above. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Average time charter equivalent rate, or average TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating average TCE is determined by dividing time charter revenue and voyage charter revenue, if any, net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. Average TCE, which is a non-GAAP measure, provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, if any,, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. Average TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of average TCE may not be comparable to that used by other companies in the shipping industry.

(12) We calculate daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expenses are calculated by us by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Daily drydocking expenses are calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period, Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, Thursday, May 21, 2026 at 08:30 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Euroseas” to the operator and/or conference ID 13760749.

Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

 Audio Webcast - Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available on the Company’s website. To listen to the archived audio file, visit our website http://www.euroseas.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation for the first quarter ended March 31, 2026, will also be available in PDF format minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Comprehensive Income

(All amounts expressed in U.S. Dollars except number of shares)

	Three Months Ended March 31,	Three Months Ended March 31,
	2025	2026

Revenues
Time charter revenue	57,983,415	57,535,733
Commissions	(1,637,320)	(1,698,949)
Net revenues	56,346,095	55,836,784

Operating expenses / (income)
Voyage expenses	232,976	166,347
Vessel operating expenses	12,251,094	11,216,018
Drydocking expenses	1,808,342	45,706
Vessel depreciation	8,045,067	6,680,851
Related party management fees	1,975,705	1,993,330
Gain on sale of vessel	(10,230,210)	-
General and administrative expenses	1,778,918	1,701,518
Other operating income	-	(163,021)
Total operating expenses, net	15,861,892	21,640,749

Operating income	40,484,203	34,196,035

Other (expenses) / income
Interest and other financing costs	(3,907,453)	(3,009,526)
Loss on derivative, net	(173,386)	-
Loss on investments in equity securities	-	(348,820)
Foreign exchange gain / (loss)	2,027	(17,241)
Interest income	509,603	1,699,808
Other expenses, net	(3,569,209)	(1,675,779)

Net income	36,914,994	32,520,256
Earnings per share, basic	5.31	4.67
Weighted average number of shares, basic	6,958,137	6,962,481
Earnings per share, diluted	5.29	4.65
Weighted average number of shares, diluted	6,974,994	6,990,935

Other comprehensive loss:
Unrealized loss on investments in debt securities	-	(818,000)
Other comprehensive loss	-	(818,000)

Total comprehensive income	36,914,994	31,702,256

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2025	March 31, 2026

ASSETS
Current Assets:
Cash and cash equivalents	176,460,053	154,452,650
Restricted cash	564,027	608,168
Trade accounts receivable	10,159,572	12,257,574
Other receivables	1,365,550	1,026,227
Inventories	2,817,493	3,031,029
Accrued interest income	-	162,405
Investment in debt securities	-	19,182,000
Investment in equity securities	-	19,651,180
Prepaid expenses	984,394	1,295,371
Total current assets	192,351,089	211,666,604
Fixed assets:
Advances for vessels under construction	35,890,936	45,164,359
Vessels, net	465,913,492	459,550,867
Long-term assets:
Restricted cash	6,300,000	6,300,000
Total assets	700,455,517	722,681,830

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long-term debt, current portion	19,151,932	18,301,932
Trade accounts payable	3,907,792	4,202,066
Accrued expenses	9,035,452	10,730,328
Accrued dividends	143,510	213,560
Deferred revenue	5,291,870	5,227,669
Due to related company	1,821,723	78,267
Total current liabilities	39,352,279	38,753,822

Long-term liabilities:
Long-term debt, net of current portion	197,659,451	193,239,404
Total long-term liabilities	197,659,451	193,239,404
Total liabilities	237,011,730	231,993,226

Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 7,055,881 issued and outstanding)	211,676	211,676
Additional paid-in capital	258,724,564	259,559,036
Retained earnings	204,507,547	231,735,892
Accumulated other comprehensive loss	-	(818,000)
Total shareholders’ equity	463,443,787	490,688,604
Total liabilities and shareholders’ equity	700,455,517	722,681,830

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31,	Three Months Ended March 31,
	2025	2026
Cash flows from operating activities:
Net income	36,914,994	32,520,256
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	8,045,067	6,680,851
Amortization and write off of deferred charges	127,945	99,045
Share-based compensation	509,096	834,472
Unrealized loss on investments in equity securities	-	348,820
Gain on sale of vessel	(10,230,210)	-
Unrealized loss on derivative	238,431	-
Amortization of fair value of below market time charters acquired	(1,218,240)	-
Changes in operating assets and liabilities	6,838,283	(2,063,336)
Net cash provided by operating activities	41,225,366	38,420,108

Cash flows from investing activities:
Cash paid for vessels under construction	(56,525,006)	(9,278,133)
Cash paid for vessel improvements	(155,303)	(514,286)
Net proceeds from sale of a vessel	12,875,660	-
Investment in equity securities	-	(20,000,000)
Investment in debt securities	-	(20,000,000)
Net cash used in investing activities	(43,804,649)	(49,792,419)
Cash flows from financing activities:
Cash paid for share repurchase	(1,206,021)	-
Dividends paid	(4,518,889)	(5,221,861)
Loan arrangement fees paid	(429,000)	-
Proceeds from long-term debt	52,000,000	-
Repayment of long-term debt	(15,259,090)	(5,369,090)
Cash retained by Euroholdings Ltd. at spin-off	(13,129,541)	-
Net cash provided by financing activities	17,457,459	(10,590,951)
Net increase / (decrease) in cash, cash equivalents, and restricted cash	14,878,176	(21,963,262)
Cash, cash equivalents, and restricted cash at beginning of period	80,666,327	183,324,080
Cash, cash equivalents, and restricted cash at end of period	95,544,503	161,360,818
Cash breakdown
Cash and cash equivalents	88,333,158	154,452,650
Restricted cash, current	911,345	608,168
Restricted cash, long term	6,300,000	6,300,000
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	95,544,503	161,360,818

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to Net income

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2025	Three Months Ended March 31, 2026
Net income	36,914,994	32,520,256
Interest and other financing costs, net (incl. interest income)	3,397,850	1,309,718
Vessel depreciation	8,045,067	6,680,851
Gain on sale of vessel	(10,230,210)	-
Loss on interest rate swap derivative, net	173,386	-
Amortization of below market time charters acquired	(1,218,240)	-
Unrealized loss on investments in equity securities	-	348,820
Adjusted EBITDA	37,082,847	40,859,645

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net income before interest and other financing costs, net, depreciation, loss on interest rate swap derivative, net, gain on sale of vessel,  amortization of fair value of below market time charters acquired and unrealized loss on investments in equity securities. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of financial costs, loss  on interest rate swaps, gain on sale of vessel, depreciation, amortization of below market time charters acquired and unrealized loss on investments in equity securities. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Adjusted Net Income to Net Income

(All amounts expressed in U.S. Dollars except share data and per share amounts)

	Three Months Ended March 31, 2025	Three Months Ended March 31, 2026
Net income	36,914,994	32,520,256
Unrealized loss on derivative	238,431	-
Gain on sale of vessel	(10,230,210)	-
Amortization of below market time charters acquired	(1,218,240)	-
Vessel depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters	488,312	-
Unrealized loss on investments in equity securities	-	348,820
Adjusted net income	26,193,287	32,869,076
Adjusted earnings per share, basic	3.76	4.72
Weighted average number of shares, basic	6,958,137	6,962,481
Adjusted earnings per share, diluted	3.76	4.70
Weighted average number of shares, diluted	6,974,994	6,990,935

Adjusted net income and Adjusted earnings per share Reconciliation:

Euroseas Ltd. considers Adjusted net income to represent net income before unrealized loss on derivative, gain on sale of vessel, amortization of below market time charters acquired, vessel depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters and unrealized loss on investments in equity securities. Adjusted net income and Adjusted earnings per share are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of the aforementioned items, which may significantly affect results of operations between periods.

Adjusted net income and Adjusted earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries. Adjusted net income and Adjusted earnings per share are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 21 vessels, including 15 Feeder containerships and 6 Intermediate containerships. Euroseas 21 containerships have a cargo capacity of 61,144 teu. After the delivery of ten containership newbuilding containerships gradually from the third quarter of 2027 until the first quarter of 2029, Euroseas’ fleet will consist of 31 vessels with a total carrying capacity of 93,834 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: mailto:aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com